SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 30 September, 2015

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Total Voting Rights dated 01 September 2015
Exhibit 1.2	Director/PDMR Shareholding dated 07 September 2015
Exhibit 1.3	Director/PDMR Shareholding dated 10 September 2015
Exhibit 1.4	Director/PDMR Shareholding dated 18 September 2015
Exhibit 1.5	Director/PDMR Shareholding dated 25 September 2015
Exhibit 1.6	Director/PDMR Shareholding dated 29 September 2015
Exhibit 1.7	Director/PDMR Shareholding dated 30 September 2015
Exhibit 1.8	Total Voting Rights dated 30 September 2015

Exhibit 1.1

BP p.l.c.
Total voting rights and share capital

As at 31 August 2015, the issued share capital of BP p.l.c. comprised 18,288,696,490 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,751,879,292. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,293,778,990. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

Exhibit 1.2

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 7 September 2015 by Carl-Henric Svanberg, Director and Chairman of BP p.l.c., that he purchased 1,000,000 BP ordinary shares (ISIN number GB0007980591) in London on 7 September 2015 at £3.430777 per share.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.3

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 10 September 2015 that the following Director and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £3.4250 per share through participation in the BP ShareMatch UK Plan on 10 September 2015:-

Director

Dr B. Gilvary                93 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                93 shares
Mr B. Looney              90 shares
Mr D. Sanyal               93 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.4

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

On 18 September 2015 BP p.l.c. was notified that the following individuals acquired in London, the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their name at a Reference Share Price of $5.964 per share, through the BP Scrip Dividend Programme.

		Ordinary Shares
Mr B. Looney	Senior executive (a person discharging managerial responsibility)	297
Mr D. Sanyal	Senior executive (a person discharging managerial responsibility)	566

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R

Exhibit 1.5

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 24 September 2015 that on 18 September 2015 the following senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired in London, the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names at £3.412450 per share, through participation in the BP Scrip Dividend Programme.

Scrip dividend on Ordinary shares
Mr R. Bondy	16207
Mr M.T. Erginbilgic	4168
Mr B. Looney	4372
Mr D. Sanyal	10478
Mr H. Schuster	5632

BP p.l.c. was also notified on 24 September 2015 that on 18 September 2015 the following senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired in London, the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names at £3.334500 per share, through participation in the BP Scrip Dividend Programme.

	ShareMatch UK	ShareMatch UK (Overseas)	Global ShareMatch
Mr R. Bondy	133	N/A	N/A
Mr B. Looney	131	N/A	N/A
Mr M.T. Erginbilgic	N/A	N/A	42
Mr D. Sanyal	275	20	N/A

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.6

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 29 September 2015 by Mr R W Dudley, a Director of BP p.l.c., that he restructured his savings plans to invest in 47,651.463 BP ADSs (ISIN number US0556221044) on 28 September 2015 at $29.38 per ADS.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.7

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 29 September 2015 by Dr B Gilvary, a Director of BP p.l.c., that he purchased 60,000 BP ordinary shares (ISIN number GB0007980591) on 29 September 2015 at £3.2865 per share.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.8

BP p.l.c.
Total voting rights and share capital

As at 30 September 2015, the issued share capital of BP p.l.c. comprised 18,310,342,675 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,748,735,733. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,315,425,175. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)
Dated: 06 October 2015
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Secretary